Exhibit 99.1

QIWI Announces Fourth Quarter and Full Year 2019 Financial Results

Fourth Quarter Total Adjusted Net Revenue Increases 7% to RUB 6,253 Million and Adjusted Net Profit Increases 15% to RUB 1,168 Million or RUB 18.74 per diluted share

Full-Year 2019 Total Adjusted Net Revenue Increases 18% to RUB 23,176 Million and Adjusted Net Profit Increases 61% to RUB 6,679 Million or RUB 107.27 per diluted share

QIWI gives 2020 Guidance

Board of Directors Approves Dividend Payout Ratio for 2020

NICOSIA, CYPRUS – March 24, 2020 – QIWI plc (NASDAQ: QIWI) (MOEX: QIWI) (“QIWI” or the “Company”) today announced results for the fourth quarter and full year ended December 31, 2019.

Fourth Quarter 2019 Operating and Financial Highlights

•	Total Adjusted Net Revenue increased 7% to RUB 6,253 million ($101.0 million)

•	Payment Services Segment Net Revenue increased 16% to RUB 5,487 million ($88.6 million)

•	Adjusted EBITDA increased 9% to RUB 1,609 million ($26.0 million)

•	Adjusted Net Profit increased 15% to RUB 1,168 million ($18.9 million), or RUB 18.74 per diluted share

•	Payment Services Segment Net Profit increased 3% to RUB 2,652 million ($42.8 million) or RUB 42.55 per diluted share

•	Total Payment Services volume increased 22% to RUB 400.5 billion ($6.5 billion)

Full-Year 2019 Operating and Financial Highlights

•	Total Adjusted Net Revenue increased 18% to RUB 23,176 million ($374.4 million)

•	Payment Services Segment Net Revenue increased 27% to RUB 20,965 million ($338.7 million)

•	Adjusted EBITDA increased 53% to RUB 9,099 million ($147.0 million)

•	Adjusted Net Profit increased 61% to RUB 6,679 million ($107.9 million), or RUB 107.27 per diluted share

•	Payment Services Segment Net Profit increased 27% to RUB 12,105 million ($195.5 million) or RUB 194.41 per diluted share

•	Total Payment Services volume increased 31% to RUB 1,449 billion ($24.0 billion)

•	Qiwi Wallet active accounts increased 8% to 22.5 million

“Today, I’m glad to present our fourth quarter and full year 2019 financial results and share several operating highlights with you. In 2019, we demonstrated outstanding performance, especially in our Payment Services business, which delivered 27% segment net revenue and segment net profit growth year over year. The performance of our payment services business was driven predominantly by the expansion and enhancement of the product proposition we offer to our users, merchants and partners underpinned by the secular trends in our key markets, the latter, however, have started to decelerate towards the end of the fourth quarter of 2019. This year we have processed close to 1.5 trillion rubles in cash and electronic payments, increasing our turnover by almost one third. I believe, this is an impressive achievement and would like to thank our entire team for their contribution. Our results clearly emphasize the value and relevance of the payment ecosystem we have developed so far and aim to develop further,” said Boris Kim, QIWI’s chief executive officer. “At the same time, we see many challenges ahead, primarily resulting from the recent pandemic coronavirus outbreak that affects some of our key categories and a steep decline in oil prices and ruble devaluation. Nevertheless, we believe and have proved many times before that we have created a resilient ecosystem that is highly adaptive and consumer oriented and will continue to develop it further by targeting our core niches and areas of expertise and creating new use cases well fitted to serve our users, merchants and partners. At the same time, we continue to optimize our operations and implement stricter cost controls and we see the majority of the projects that we have been investing in demonstrate improving operating and financial performance, primarily SOVEST and Tochka. Taking this into account, we remain committed to distributing excess cash to our shareholders and currently have no plans to postpone or refrain from paying dividends. Even in these challenging times, we see many opportunities both in the payment space and in the adjacent markets and I believe we are well positioned to continue strengthening our ecosystem with the ultimate goal of securing our long-term growth prospects.”

Fourth Quarter 2019 Results

Adjusted and Segment Net Revenues: Total Adjusted Net Revenue (Total Segment Net Revenue) for the quarter ended December 31, 2019 was RUB 6,253 million ($101.0 million), an increase of 7% compared with RUB 5,818 million in the prior year. The increase was mainly driven by Payment Services (PS) and Consumer Financial Services (CFS) Segments Net Revenue growth, which was partially offset by the decline in the Small and Medium Enterprises (SME) Segment Net Revenue.

Payment Services Segment Net Revenue for the quarter ended December 31, 2019 was RUB 5,487 million ($88.6 million), an increase of 16% compared with RUB 4,741 million in the prior year.

PS Payment Adjusted Net Revenue was RUB 4,840 million ($78.2 million), an increase of 18% compared with RUB 4,118 million in the prior year. PS Payment Adjusted Net Revenue growth was predominantly driven by volume growth in E-commerce, Money Remittance and Financial Services market verticals partially offset by a slight decline in the Payment Average Adjusted Net Revenue Yield driven predominantly by a decline in E-commerce category adjusted net revenue yield resulting from changing product mix.

PS Other Adjusted Net Revenue, which is principally composed of revenue from fees for inactive accounts and unclaimed payments, interest revenue, revenue from overdrafts provided to agents, and advertising, was RUB 647 million ($10.5 million), an increase of 4% compared with RUB 623 million in the prior year. Fees for inactive accounts and unclaimed payments for the fourth quarter ended December 31, 2019 were RUB 406 million ($6.6 million) compared with RUB 410 million for the corresponding period in the prior year, growth deceleration as compared to the previous quarters resulted primarily from changes in regulation regarding inactivity fee charges, where the period of inactivity was changed from 6 months to 12 months for all newly inactive wallets starting October 2019. PS Other Adjusted Net Revenue excluding revenue from fees for inactive accounts and unclaimed payments increased 14% compared with the same period in the prior year to RUB 241 million predominantly as a result the increase in interest revenue.

Consumer Financial Services Segment Net Revenue which is composed of revenue from our SOVEST project for the quarter ended December 31, 2019 was RUB 469 million ($7.6 million) compared with RUB 199 million in the fourth quarter of the prior year. Segment Net Revenue growth resulted primarily from improving monetization and expansion of the operations of the SOVEST project.

Small and Medium Enterprises Segment Net Revenue which is composed of revenue from cash and settlement services related to the operations of the Tochka project for the quarter ended December 31, 2019 was RUB 193 million ($3.1 million) compared with RUB 1,057 million in the fourth quarter of the prior year. Segment Net Revenue dynamics were primarily due to the transfer of Tochka project to JSC Tochka starting from February 1, 2019, which is now recognized as an associate. As a result of this transition we no longer recognize a substantial portion of Tochka project revenues associated with the information and technology service agreements with Otkritie Bank.

Adjusted EBITDA: For the quarter ended December 31, 2019, Adjusted EBITDA was RUB 1,609 million ($26.0 million), an increase of 9% compared with RUB 1,473 million in the prior year. The adjusted EBITDA increase was driven by Total Adjusted Net Revenue growth as well as decline in other administrative expenses to RUB 458 million compared to RUB 475 million in the fourth quarter of the prior year and a decline of rent of premises and related utility expenses resulting from the adoption of IFRS 16. The growth was partially offset by the new expense line related to Tochka platform services arising after the transfer of the Tochka’s operations to an associate starting from February 2019, in the amount of RUB 187 million for the quarter ended December 31, 2019 and an increase of compensation to employees and related taxes (excluding effect of share-based payments). Adjusted EBITDA margin (Adjusted EBITDA as a percentage of Total Adjusted Net Revenue) was 25.7% for the quarter ended December 31, 2019 compared with 25.3% for the same period in the prior year.

Adjusted and Segment Net Profit: For the quarter ended December 31, 2019, Adjusted Net Profit (Total Segment Net Profit) was RUB 1,168 million ($18.9 million), an increase of 15% compared with RUB 1,014 million in the fourth quarter of the prior year. The growth of Adjusted Net Profit was primarily driven by the same factors impacting Adjusted EBITDA as well as by a decrease in net foreign exchange loss1 as compared to the same period in the prior year.

For the quarter ended December 31, 2019, Payment Services Segment Net Profit was RUB 2,652 million ($42.8 million), an increase of 3% compared with RUB 2,584 million in the prior year driven by Payment Services Segment Net Revenue growth offset by growth of payroll, compensation to employees and related taxes (excluding effect of share-based payments) as well as by growth in marketing and advertising expenses.

The Consumer Financial Services Segment Net Loss for the fourth quarter 2019 was RUB 590 million ($9.5 million) an increase of RUB 52 million as compared to a Net Loss of RUB 538 million for the same period of the prior year. The increase in Net Loss was primarily driven by growth of marketing and advertising expenses mostly related to consumer acquisition and loss from initial recognition of loans at market rate resulting from to the expansion of operations of the SOVEST projects that was offset by Segment Net Revenue growth.

The Small and Medium Enterprises Net Profit was RUB 187 million ($3.0 million) as compared to a Net Loss of RUB 281 million in the prior year. The net profit increase was primarily driven by the development of the Tochka business.

Rocketbank Segment Net Loss was RUB 684 million ($11.1 million), an increase of 17% compared with the net loss of RUB 584 million in the prior year primarily driven by the increase of marketing and advertising expenses and compensation to employees and related taxes.

Payment Services Other Operating Data: For the quarter ended December 31, 2019, Payment Services Segment payment volume was RUB 400.5 billion ($6.5 billion), an increase of 22% compared with RUB 328.9 billion in the prior year. The increase in payment volume was driven by growth in E-commerce, Money Remittances and Financial Services market verticals resulting largely from the development of certain payment solutions for merchants including betting merchants, new contracts and new projects targeting the self-employed market. Payment Average Adjusted Net Revenue Yield was 1.21%, decrease of 4 bps as compared with 1.25% in the prior year primarily driven by the development of new products and corresponding shift of the product mix towards lower yielding volumes.

Payment Services Segment Net Revenue Yield was 1.37%, a decrease of 6 bps as compared with 1.43% in the prior year.

Consumer Financial Services Other Operating Data: For the quarter ended December 31, 2019, Consumer Financial Services Segment payment volume was RUB 9.8 billion ($0.2 billion). CFS payment volume increased by 69% as compared to the RUB 5.8 billion for the fourth quarter of 2018, while CFS Segment Net Revenue Yield increased to 4.81% driven primarily by the development of the consumer paid value added options.

[1]

Foreign exchange gain/loss is calculated as total foreign exchange gain/loss, net recognized in the statement of comprehensive income excluding the effect of foreign exchange gain/loss on June 2014 offering proceeds

Full-Year 2019 Results

Adjusted and Segment Net Revenues: Total Adjusted Net Revenue (Total Segment Net Revenue) for the year ended December 31, 2019 was RUB 23,176 million ($374.4 million), an increase of 18% compared with RUB 19,657 million in the prior year. The increase was mainly driven by Payment Services and CFS Segments Net Revenue growth partially offset by the decline in the SME Segment Net Revenue as well as negative Net Revenue contribution of Rocketbank Segment.

Payment Services Segment Net Revenue for the year ended December 31, 2019 was RUB 20,965 million ($338.7 million), an increase of 27% compared with RUB 16,497 million in the prior year.

PS Payment Adjusted Net Revenue was RUB 18,103 million ($292.4 million), an increase of 26% compared with RUB 14,370 million in the prior year. PS Payment Adjusted Net Revenue growth was predominantly driven by volume growth in the E-commerce, Financial services and Money Remittance market verticals slightly offset by a decrease in Payment Average Adjusted Net Revenue Yield driven predominantly by a decline in E-commerce category adjusted net revenue yield resulting from changing product mix.

Consumer Financial Services Segment Net Revenue for the year ended December 31, 2019 was RUB 1,339 million ($21.6 million) as compared to RUB 385 million in the prior year resulting primarily from improving consumer monetization and expansion of the operations of the SOVEST project.

Small and Medium Enterprises Segment Net Revenue which is composed of revenue from cash and settlement services related to the operations of the Tochka project for the year ended December 31, 2019 was RUB 990 million ($16.0 million) compared with RUB 2,916 million in the prior year. Segment Net Revenue dynamics were primarily due to the transfer of Tochka project to JSC Tochka starting from February 1, 2019, which is now recognized as an associate. As a result of this transition we no longer recognize a substantial portion of Tochka project revenues associated with the information and technology service agreements with Otkritie Bank.

Adjusted EBITDA: For the year ended December 31, 2019, Adjusted EBITDA was RUB 9,099 million ($147.0 million), an increase of 53% compared with RUB 5,948 million in the prior year. Adjusted EBITDA increase was driven by Total Adjusted Net Revenue growth underpinned by the decrease of advertising, client acquisition and related expenses to RUB 1,967 million for the year ended December 31, 2019 as compared to RUB 2,369 million in the prior year driven mostly by the transfer of Tochka project and rent of premises and related utility expenses decline resulting from the adoption of IFRS 16. The growth was partially offset by the following factors: (i) new expense line related to Tochka platform services arising after the transfer of the Tochka’s operations to an associate starting from February 2019, in the amount of RUB 538 million for the year ended December 31, 2019; (ii) an increase of compensation to employees and related taxes (excluding effect of share-based payments) to RUB 7,301 million for the year ended December 31, 2019 as compared to RUB 7,113 million in the prior year resulting from a personnel expense growth predominantly in payment services segment and corporate and other category; (iii) an increase of the credit loss expenses to RUB 642 million as compared to RUB 474 million in the prior year. Adjusted EBITDA margin (Adjusted EBITDA as a percentage of Total Adjusted Net Revenue) was 39.3% for the year ended December 31, 2018 compared with 30.3% in the prior year.

Adjusted and Segment Net Profit: For the year ended December 31, 2019, Adjusted Net Profit (Total Segment Net Profit) was RUB 6,679 million ($107.9 million), an increase of 61% compared with RUB 4,137 million in the prior year. The growth of Adjusted Net Profit was primarily driven by the same factors impacting Adjusted EBITDA as well as a decrease in net foreign exchange loss2 as compared to the same period in the prior year offset by an increase in income tax expense.

For the year ended December 31, 2019, Payment Services Segment Net Profit was RUB 12,105 million ($195.5 million), an increase of 27% compared with RUB 9,529 million in the prior year driven by Payment Services Segment Net Revenue growth and slightly offset by an increase in compensation to employees and related taxes (excluding effect of share-based payments) as well as depreciation and amortization resulting from the adoption of IFRS 16.

The Consumer Financial Services Segment Net Loss for the year ended December 31, 2019 was RUB 1,981 million ($32.0 million) as compared to a Net Loss of RUB 2,618 million in the same period of the prior year. Decline of the Net Loss resulted primarily from the expansion of operations of the SOVEST project as well as implementation and growth of consumer value added options offset by an increase in credit loss expenses.

The Small and Medium Enterprises Net Profit was RUB 354 million ($5.7 million) as compared to a Net Loss of RUB 776 million in the prior year. The substantial improvement of the segment results of operations primarily resulted from the development and scaling of the Tochka business.

Rocketbank Net Loss was RUB 2,317 million ($37.4 million), an increase of 118% as compared with the net loss of RUB 1,061 million in the prior year primarily driven by the expenses incurred in connection with the transfer and roll out of the operations of Rocketbank in QIWI.

Payment Services Other Operating Data: For the year ended December 31, 2019, Payment Services Segment payment volume was RUB 1,489 billion ($24.0 billion), an increase of 31% compared with RUB 1,138 billion in the prior year. The increase in payment volume was driven by growth in E-commerce, Money Remittances and Financial Services market verticals resulting largely from the development of certain payment solutions for merchants and partners including betting merchants, new contracts and projects targeting the self-employed market and sharing economy partners as well as secular growth in some of our key categories. Payment Average Adjusted Net Revenue Yield was 1.22%, a decrease of 4 bps compared with 1.26% in the prior year driven primarily by a decline in E-commerce category adjusted net revenue yield resulting from changing product mix.

Payment Services Segment Net Revenue Yield was 1.41%, a decrease of 4 bps as compared with 1.45% in the prior year. Payment Services Segment Net Revenue Yield excluding the effect of fees for inactive accounts and unclaimed payments was 1.29%, a decrease of 3 bps as compared with the same period in the prior year.

[2]

Foreign exchange gain/loss is calculated as total foreign exchange gain/loss, net recognized in the statement of comprehensive income excluding the effect of foreign exchange gain/loss on June 2014 offering proceeds

The number of active kiosks and terminals was 134,280 including Contact and Rapida physical points of service, a decrease of 7% compared with the prior year mainly due to the decline in the number of terminals slightly offset by the increase in the number of kiosks due to ongoing market consolidation.

The number of our kiosks and terminals is generally decreasing as market evolves towards higher share of digital payments, at the same time our physical distribution network remains an important part of our infrastructure. The number of active Qiwi Wallet accounts was 22.5 million as of December 31, 2019, an increase of 1.6 million, or 8%, as compared with 20.8 million as of December 31, 2018. The increase was driven mainly by development of consumer and merchant use cases in the core market verticals, network effects as well as increasing convenience and usability of our services.

Consumer Financial Services Other Operating Data: For the year ended December 31, 2019, Consumer Financial Services Segment payment volume was RUB 27.8 billion ($0.4 billion). CFS payment volume increased by 75% as compared to the RUB 15.9 billion for the full year 2018, while CFS Segment Net Revenue Yield increased to 4.82% driven by the growth and development of the SOVEST project.

Recent Developments

Rocketbank Sale: In August 2017, we executed a series of transactions to acquire the brands, software and hardware of Tochka and Rocketbank from Otkritie Bank. In July 2018, we finalized the acquisition of Rocketbank and, by the end of 2018, completed the transfer of Rocketbank’s customers, personnel and business processes into QIWI. Throughout the first half of 2019, we reviewed a number of strategic opportunities for the development of Rocketbank’s business as either a part of our broader ecosystem or as a standalone project. A final strategic plan for Rocketbank was presented to and reviewed by the Board of Directors of the Company. In August 2019, having duly considered the proposed strategy and required financing, our Board of Directors concluded that Rocketbank’s business plan had an investment profile and financing requirements that were not compatible with QIWI’s risk appetite and that the business had limited potential synergies with the core business of the Company. The Board of Directors, therefore requested that management investigates the potential for a partial or complete sale of Rocketbank.

Subsequently, we investigated a potential partial or complete sale of Rocketbank. We were not able to find a suitable buyer for Rocketbank, and as a result, the Board of Directors decided to wind-down Rocketbank operations. We have commenced this process and are currently reviewing the most efficient way to reuse or dispose of the Rocketbank assets, including piloting certain projects earlier developed in Rocketbank in our Payment Services Segment particularly as part of our B2B2C product pipeline. As part of the measures we are taking to wind-down Rocketbank project, we intend to terminate marketing activities (including cancelation of the Rocketbank loyalty program), reduce headcount and increase tariffs, which we believe will result in an overall significant decline in the number of the Rocketbank customers and termination of the current Rocketbank service offering in the short term. We anticipate the wind-down will be completed by the end of 2020. Total net loss of the Rocketbank segment for 2020 shall not exceed RUB 1.5 billion.

Floctory: In March 2017 QIWI acquired 82% of Flocktory Ltd, a SaaS platform for customer lifecycle management and personalization focused primarily on the development of automated marketing solutions for the e-commerce, financial, media and travel industries, based on data collection and analysis. On December 2, 2019 founders of Flocktory Ltd have exercised the put-options they were granted as part of the initial transaction. Following this transaction, QIWI has obtained control over Flocktory Ltd, and starting from December 2019 consolidates the business as part of the Corporate and Other Category. Founders of Flocktory Ltd continue to serve as members of its supervisory board.

Dividend: In accordance with the decision of the Board of Directors, the Company aims to distribute between 65% to 85% of the Group Adjusted Net Profit for 2019. Hence, following the determination of the fourth quarter 2019 financial results, our Board of Directors approved a dividend of USD 22 cents per share. The dividend record date is April 6, 2020, and the Company intends to pay the dividend on April 9, 2020. The holders of ADSs will receive the dividend shortly thereafter.

Further, considering our expectations about the performance of the Group as well as our anticipated level of investments in 2020, the Board of Directors approved a target dividend payout ratio of at least 50% of Group Adjusted Net Profit for 2020. The Board of Directors reserves the right to distribute the dividends on a quarterly basis, as it deems necessary so that the total annual payout is in accordance with the target provided, though the payout ratios for each of the quarters may vary and be above or below provided target.

It remains the long-term intention of the Company to distribute all excess cash to the shareholders.

2020 Guidance3

QIWI provides its guidance in respect of 2020 outlook:

•	Total Adjusted Net Revenue is expected to increase by 3% to 13% over 2019;

•	Payment Services Segment Net Revenue is expected to change by -3% to 5% over 2019;

•	Adjusted Net Profit is expected to increase by 10% to 30% over 2019;

For the purpose of the guidance in respect of 2020 outlook we would like to outline the following considerations:

The outbreak of the COVID-19 strain of coronavirus and associated responses from various countries around the world is likely to negatively affect consumer demand across the globe and across industries, and there is the potential for COVID-19 and the responses to it to cause a global recession. At this moment we are not able to accurately estimate the potential impact of the COVID-19 on our business, including the negative effect on the betting industry in general and our revenue generated from products and services we provide to our betting merchants caused by postponement and cancellation of the major sports events. In addition, it is currently unclear how much consumer demand will be negatively affected by the outbreak of COVID-19 and what effect the outbreak of COVID-19 will have on the macroeconomic environment, as a whole. The full impact remains uncertain and will depend on the length and severity of the effect of the coronavirus on economic activity in our markets. The full scope of the negative impact that the abrupt decline in oil prices and resulting devaluation of the ruble may have on the Russian economy also remains unclear but has the potential to be very significant. Our outlook reflects our current views and expectations only and is based on the trends we see as of the day of this report. If such trends were to deteriorate further the impact on our business and operations could be more severe than currently expected. We continue to monitor the situation closely.

Further, the Compensation Committee of the Group has recently approved certain changes to our organizational structure. Following these changes, certain costs (primarily personnel costs related to different group level functions, such as compliance, HR or legal) will no longer be allocated to the Payment Services Segment, but rather to the Corporate category or allocated between the segments. We are currently reviewing our allocation policies and aim to adjust the reporting to better reflect the new structure starting from the first quarter 2020. Consequently, we refrain from providing standalone PS Net Profit Guidance and present only the Group Net Profit guidance.

The Company reserves the right to revise guidance in the course of the year or when additional information regarding the effect of the ongoing events becomes available.

Earnings Conference Call and Audio Webcast

QIWI will host a conference call to discuss fourth quarter and full year 2019 financial results today at 8:30 a.m. ET. Hosting the call will be Boris Kim, chief executive officer, Andrey Protopopov, chief executive officer of Payment Services and Varvara Kiseleva, interim chief financial officer. The conference call can be accessed live over the phone by dialing +1 (877) 407-3982 or for international callers by dialing +1 (201) 493-6780. A replay will be available at 11:30 a.m. ET and can be accessed by dialing +1 (844) 512-2921 or +1 (412) 317-6671 for international callers; the pin number is 13699853. The replay will be available until Tuesday, April 7, 2020. The call will be webcast live from the Company’s website at https://www.qiwi.ru under the Corporate Investor Relations section or directly at http://investor.qiwi.com/.

About QIWI plc.

QIWI is a leading provider of next generation payment and financial services in Russia and the CIS. It has an integrated proprietary network that enables payment services across online, mobile and physical channels. It has deployed over 22.5 million virtual wallets, over 134,000 kiosks and terminals, and enabled merchants and customers to accept and transfer over RUB 124 billion cash and electronic payments monthly connecting over 42 million consumers using its network at least once a month. QIWI’s consumers can use cash, stored value and other electronic payment methods in order to pay for goods and services or transfer money across virtual or physical environments interchangeably.

[3]	Guidance is provided in Russian rubles

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of, and subject to the protection of, the Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding expected total adjusted net revenue, adjusted net profit and net revenue yield, dividend payments, payment volume growth, growth of physical and virtual distribution channels, trends in each of our market verticals and statements regarding the development of our Consumer Financial Services segment, including our SOVEST business, the development of our Small and Medium Enterprises segment, including our Tochka business, the development of our Rocketbank segment, as well as the development of other new projects. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of QIWI plc. to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Various factors that could cause actual future results and other future events to differ materially from those estimated by management include, but are not limited to, the macroeconomic conditions of the Russian Federation and in each of the international markets in which we operate, growth in each of our market verticals, competition, the introduction of new products and services and their acceptance by consumers, QIWI’s ability to estimate the market risk and capital risk associated with new projects, a decline in net revenue yield, regulation, QIWI’s ability to grow physical and virtual distribution channels, cyberattacks and security vulnerabilities in QIWI’s products and services, QIWI’s ability to expand geographically, the risk that new projects will not perform in accordance with its expectations and other risks identified under the Caption “Risk Factors” in QIWI’s Annual Report on Form 20-F and in other reports QIWI files with the U.S. Securities and Exchange Commission. QIWI undertakes no obligation to revise any forward-looking statements or to report future events that may affect such forward-looking statements unless QIWI is required to do so by law.

Contact

Varvara Kiseleva

Investor Relations

+357.25028091

ir@qiwi.com

QIWI plc.

Consolidated Statement of Financial Position

(in millions)

	As of December 31, 2018 (audited)	As of December 31, 2019 (audited)	As of December 31, 2019 (unaudited)
	RUB	RUB	USD(1)
Assets
Non-current assets
Property and equipment	1,074	2,346	38
Goodwill and other intangible assets	10,846	11,316	183
Investments in associates	812	1,118	18
Investments in joint venture	836	—	—
Long-term debt securities and deposits	497	4,015	65
Long-term loans	230	265	4
Other non-current assets	110	83	1
Deferred tax assets	157	217	4

Total non-current assets	14,562	19,360	313

Current assets
Trade and other receivables	8,042	6,162	100
Short-term loans	6,890	11,419	184
Short-term debt securities and deposits	1,432	1,136	18
Prepaid income tax	112	259	4
Other current assets	929	917	15
Cash and cash equivalents	40,966	42,101	680

Total current assets	58,371	61,994	1,001

Assets held for sale	90	123	2

Total assets	73,023	81,477	1,316

Equity and liabilities
Equity attributable to equity holders of the parent
Share capital	1	1	0
Additional paid-in capital	1,876	1,876	30
Share premium	12,068	12,068	195
Other reserve	2,097	2,576	42
Retained earnings	9,091	10,557	171
Translation reserve	513	289	5

Total equity attributable to equity holders of the parent	25,646	27,367	442
Non-controlling interests	60	70	1

Total equity	25,706	27,437	443

Non-current liabilities
Long-term debt	—	1,545	25
Long-term lease liability	—	1,017	16
Long-term customer accounts	237	444	7
Other non-current liabilities	1	45	1
Deferred tax liabilities	743	749	12

Total non-current liabilities	981	3,800	61

Current liabilities
Trade and other payables	27,499	27,295	441
Customer accounts and amounts due to banks	17,868	21,519	348
Short-term lease liability	—	340	5
VAT and other taxes payable	428	184	3
Other current liabilities	541	902	15

Total current liabilities	46,336	50,240	812

Total equity and liabilities	73,023	81,477	1,316

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 61.9057 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of December 31, 2019.

QIWI plc.

Consolidated Statement of Comprehensive Income

(in millions, except per share data)

	Three months ended (unaudited)
	As of December 31, 2018	As of December 31, 2019	As of December 31, 2019
	RUB	RUB	USD(1)
Revenue:	9,281	10,690	173
Payment processing fees	6,908	8,328	135
Interest revenue calculated using the effective interest rate	671	995	16
Fees from inactive accounts and unclaimed payments	410	406	7
Other revenue	1,292	961	16
Operating costs and expenses:	(8,165)	(9,745)	(157)
Cost of revenue (exclusive of depreciation and amortization)	(3,463)	(4,437)	(72)
Selling, general and administrative expenses	(2,062)	(2,294)	(37)
Personnel expenses(2)	(2,286)	(2,321)	(37)
Depreciation and amortization	(241)	(245)	(4)
Credit loss expense	(113)	(182)	(3)
Impairment of non-current assets	—	(266)	(4)
Profit from operations	1,116	945	15

Share of gain/(loss) of an associate and a joint venture	(27)	180	3
Other income and expenses, net	(109)	(99)	(2)
Foreign exchange gain	505	211	3
Foreign exchange loss	(430)	(235)	(4)
Interest income and expenses, net	3	(38)	(1)

Profit before tax	1,058	964	16
Income tax expense	(163)	(277)	(4)

Net profit	895	687	11

Attributable to:
Equity holders of the parent	882	672	11
Non-controlling interests	13	16	0
Other comprehensive income
Other comprehensive income that may be reclassified to profit or loss in subsequent periods:
Foreign currency translation:
Exchange differences on translation of foreign operations	160	(35)	(1)
Debt instruments at fair value through other comprehensive income:
Net change in fair value	—	24	0
Net gains recycled to profit or loss upon disposal	—	(26)	(0)
Changes in allowance for expected credit losses	—	2	0
Total other comprehensive income, net of tax	160	(35)	(1)

Total comprehensive income net of tax attributable to:	1,055	652	11

Equity holders of the parent	1,032	637	10
Non-controlling interests	23	16	0
Earnings per share:
Basic profit attributable to ordinary equity holders of the parent	14.33	10.83	0.17
Diluted profit attributable to ordinary equity holders of the parent	14.26	10.78	0.17

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 61.9057 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of December 31, 2019.
(2)

Historically personnel expenses directly associated with revenue recognized were disclosed within cost of revenue and personnel expenses associated with all other activities were disclosed within selling, general, and administrative expenses. Starting from full year 2019 reporting we present all personnel expenses as a single item in a Personnel expenses line. Personnel expenses for the year ended December 31, 2018 were separated from cost of revenue and selling, general and administrative expenses and presented in a separate line for comparative purposes.

QIWI plc.

Consolidated Statement of Comprehensive Income

(in millions, except per share data)

	Full Year ended
	As of December 31, 2018 (audited)	As of December 31, 2019 (audited)	As of December 31, 2019 (unaudited)
	RUB	RUB	USD(1)
Revenue:	30,610	39,336	635
Payment processing fees	23,694	30,736	496
Interest revenue calculated using the effective interest rate	1,854	3,646	59
Fees from inactive accounts and unclaimed payments	1,419	1,806	29
Other revenue	3,643	3,148	51
Operating costs and expenses:	(26,161)	(32,896)	(531)
Cost of revenue (exclusive of depreciation and amortization)	(10,953)	(16,160)	(261)
Selling, general and administrative expenses	(6,099)	(6,213)	(100)
Personal expenses(2)	(7,748)	(7,765)	(125)
Depreciation and amortization	(864)	(1,324)	(21)
Credit loss expense	(474)	(642)	(10)
Impairment of non-current assets	(23)	(792)	(13)
Profit from operations	4,449	6,440	104

Share of gain/(loss) of an associate and a joint venture	(46)	258	4
Other income and expenses, net	(181)	(91)	(1)
Foreign exchange gain	1,311	905	15
Foreign exchange loss	(1,049)	(1,077)	(17)
Interest income and expenses, net	17	(56)	(1)

Profit before tax	4,501	6,379	103
Income tax expense	(875)	(1,492)	(24)

Net profit	3,626	4,887	79

Attributable to:
Equity holders of the parent	3,584	4,832	78
Non-controlling interests	42	55	1
Other comprehensive income
Other comprehensive income that may be reclassified to profit or loss in subsequent periods:
Foreign currency translation:
Exchange differences on translation of foreign operations	525	(229)	(4)
Debt instruments at fair value through other comprehensive income:
Net change in fair value	—	33	1
Net gains recycled to profit or loss upon disposal	—	(26)	(0)
Changes in allowance for expected credit losses	—	8	0
Total other comprehensive income, net of tax	525	(214)	(3)

Total comprehensive income net of tax attributable to:	4,151	4,673	75

Equity holders of the parent	4,099	4,623	75
Non-controlling interests	52	50	1
Earnings per share:
Basic profit attributable to ordinary equity holders of the parent	58.56	78.20	1.26
Diluted profit attributable to ordinary equity holders of the parent	58.06	77.60	1.25

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 61.9057 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of December 31, 2019.
(2)

Historically, personnel expenses directly associated with revenue recognized were disclosed within cost of revenue and personnel expenses associated with all other activities were disclosed within selling, general, and administrative expenses. Starting from full year 2019 reporting we present all personnel expenses as a single item in a Personnel expenses line. Personnel expenses for the year ended December 31, 2018 were separated from cost of revenue and selling, general and administrative expenses and presented in a separate line for comparative purposes.

QIWI plc.

Consolidated Statement of Cash Flows

(in millions)

	Full Year ended
	As of December 31, 2018 (audited)	As of December 31, 2019 (audited)	As of December 31, 2019 (unaudited)
	RUB	RUB	USD(1)
Cash flows from operating activities
Profit before tax	4,501	6,379	103

Adjustments to reconcile profit before tax to net cash flows generated from operating activities
Depreciation and amortization	864	1,324	21
Foreign exchange loss/(gain), net	(262)	172	3
Interest income, net	(1,782)	(2,901)	(47)
Credit loss expense	474	642	10
Share of (gain)/loss of an associate and a joint venture	46	(258)	(4)
Share-based payments	635	464	7
Impairment of non-current assets	23	792	13
Loss from initial recognition	143	273	4
Other	371	122	2

Operating profit before changes in working capital	5,013	7,009	113

(Increase)/decrease in trade and other receivables	1,127	1,256	20
(Increase)/decrease in other assets	(529)	39	1
Increase in customer accounts and amounts due to banks	14,601	3,528	57
Increase in accounts payable and accruals	7,347	976	16
Increase in loans issued from banking operations	(5,827)	(5,159)	(83)

Cash generated from operations	21,732	7,649	124

Interest received	1,795	3,694	60
Interest paid	(113)	(333)	(5)
Income tax paid	(769)	(1,771)	(29)

Net cash flow generated from operating activities	22,645	9,239	149

Cash flows used in investing activities
Acquisition of associate and joint control company	(21)	(200)	(3)
Cash received upon /(used in) business combination	138	(354)	(6)
Purchase of property and equipment	(736)	(858)	(14)
Purchase of intangible assets	(385)	(443)	(7)
Proceeds from sale of fixed and intangible assets	—	196	3
Loans issued	(187)	(444)	(7)
Repayment of loans issued	4	412	7
Purchase of debt instruments and funds depositing	(810)	(5,405)	(87)
Proceeds from sale and redemption of debt instruments	672	2,213	36

Net cash flow used in investing activities	(1,325)	(4,883)	(79)

Cash flows (used in)/generated from financing activities
Proceeds from borrowings	—	1,545	25
Payment of principal portion of lease liabilities	—	(387)	(6)
Dividends paid to owners of the Group	—	(3,392)	(55)
Dividends paid to non-controlling shareholders	(29)	(43)	(1)

Net cash used in financing activities	(29)	(2,277)	(37)

Effect of exchange rate changes on cash and cash equivalents	1,240	(944)	(15)
Net increase/(decrease) in cash and cash equivalents	22,531	1,135	18

Cash and cash equivalents at the beginning of the year	18,435	40,966	662

Cash and cash equivalents at the end of the year	40,966	42,101	680

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 61.9057 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of December 31, 2019.

QIWI plc.

Reporting Segments Data

	Three months ended (unaudited)
	As of December 31, 2018	As of December 31, 2019	As of December 31, 2019
	RUB	RUB	USD (1)
Total Segment Net Revenue(2)	5,818	6,253	101.0

Payment Services	4,741	5,487	88.6
Consumer Financial Services	199	469	7.6
Small and Medium Enterprises	1,057	193	3.1
Rocketbank	(241)	(67)	(1.1)
Corporate and Other	62	171	2.8

Total Segment Net Profit(3)	1,014	1,168	18.9

Payment Services	2,584	2,652	42.8
Consumer Financial Services	(538)	(590)	(9.5)
Small and Medium Enterprises	(281)	187	3.0
Rocketbank	(584)	(684)	(11.1)
Corporate and Other	(167)	(397)	(6.4)

	Full Year ended (unaudited)
	As of December 31, 2018	As of December 31, 2019	As of December 31, 2019
	RUB	RUB	USD (1)
Total Segment Net Revenue(2)	19,657	23,176	374.4

Payment Services	16,497	20,965	338.7
Consumer Financial Services	385	1,339	21.6
Small and Medium Enterprises	2,916	990	16.0
Rocketbank	(263)	(490)	(7.9)
Corporate and Other	122	372	6.0

Total Segment Net Profit(3)	4,137	6,679	107.9

Payment Services	9,529	12,105	195.5
Consumer Financial Services	(2,618)	(1,981)	(32.0)
Small and Medium Enterprises	(776)	354	5.7
Rocketbank	(1,061)	(2,317)	(37.4)
Corporate and Other	(937)	(1,482)	(23.9)

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 61.9057 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of December 31, 2019.
(2)	For the three months and full year ended December 31, 2018 and December 31, 2019 Total Adjusted Net Revenue is equal to Total Segment Net Revenue.
(3)	For the three months and full year ended December 31, 2018 and December 31, 2019 Total Adjusted Net Profit is equal to Total Segment Net Profit

Non-IFRS Financial Measures and Supplemental Financial Information

This release presents Total Adjusted Net Revenue, PS Payment Adjusted Net Revenue, PS Other Adjusted Net Revenue, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Profit and Adjusted Net Profit per share, which are non-IFRS financial measures. You should not consider these non-IFRS financial measures as substitutes for or superior to revenue, in the case of Total Adjusted Net Revenue, PS Payment Adjusted Net Revenue and PS Other Adjusted Net Revenue; Net Profit, in the case of Adjusted EBITDA; and Adjusted Net Profit, or earnings per share, in the case of Adjusted Net Profit per share, each prepared in accordance with IFRS. Furthermore, because these non-IFRS financial measures are not determined in accordance with IFRS, they are susceptible to varying calculations and may not be comparable to other similarly titled measures presented by other companies. QIWI encourages investors and others to review our financial information in its entirety and not rely on a single financial measure. For more information regarding Total Adjusted Net Revenue, PS Payment Adjusted Net Revenue, PS Other Adjusted Net Revenue, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Profit, and Adjusted Net Profit per share, including a quantitative reconciliation of Total Adjusted Net Revenue, PS Payment Adjusted Net Revenue, PS Other Adjusted Net Revenue, Adjusted EBITDA and Adjusted Net Profit to the most directly comparable IFRS financial performance measure, which is revenue in the case of Total Adjusted Net Revenue, PS Payment Adjusted Net Revenue and PS Other Adjusted Net Revenue and Net Profit in the case of Adjusted EBITDA and Adjusted Net Profit, see Reconciliation of IFRS to Non-IFRS Operating Results in this earnings release.

PS Payment Adjusted Net Revenue is the Adjusted Net Revenue consisting of the merchant and consumer fees collected for the payment transactions. E-commerce payment adjusted net revenue consists of fees charged to customers and merchants that buy and sell products and services online, including online games, social networks, betting, online stores, game developers, software producers, coupon websites, tickets and numerous other merchants. Financial Services payment adjusted net revenue primarily consists of fees charged for payments accepted on behalf of our bank partners and microfinance companies. Money Remittances payment adjusted net revenue primarily consists of fees charged for transferring funds via money remittance companies, card-to-card transfers and certain wallet-to-wallet transfers. Telecom payment adjusted net revenue primarily consists of fees charged for payments to MNOs, internet services providers and pay television providers. Other payment adjusted net revenue consists of consumer and merchant fees charged for a variety of payments including multi-level-marketing, utility bills, government payments, education services and many others. PS Other Adjusted Net Revenue primarily consists of revenue from fees for inactive accounts and unclaimed payments, interest revenue, revenue from overdrafts provided to agents, rent of space for kiosks, cash and settlement services and advertising.

QIWI plc.

Reconciliation of IFRS to Non-IFRS Operating Results

(in millions, except per share data)

	Three months ended (unaudited)
	December 31, 2018	December 31, 2019	December 31, 2010
	RUB	RUB	USD(1)
Revenue	9,281	10,690	172.7
Minus: Cost of revenue (exclusive of depreciation and amortization)	3,463	4,437	71.7

Total Adjusted Net Revenue	5,818	6,253	101.0

Segment Net Revenue
Payment Services Segment Revenue	7,687	9,271	149.8
PS Payment Revenue (2)	6,908	8,328	134.5
Minus: Cost of PS Payment Revenue (exclusive of depreciation and amortization)(3)	2,790	3,488	56.3

PS Payment Adjusted Net Revenue	4,118	4,840	78.2

PS Other Revenue (4)	779	943	15.2
Minus: Cost of PS Other Revenue (exclusive of depreciation and amortization)(5)	156	296	4.8

PS Other Adjusted Net Revenue	623	647	10.4

Payment Services Segment Net Revenue	4,741	5,487	88.6

Consumer Financial Services Segment Revenue	252	550	8.9
Minus: Cost of CFS revenue (exclusive of depreciation and amortization)	53	81	1.3

Consumer Financial Services Segment Net Revenue	199	469	7.6

SME Revenue	1,085	242	3.9
Minus: Cost of SME revenue (exclusive of depreciation and amortization)	28	49	0.8

SME Net Revenue	1,057	193	3.1

Rocketbank Revenue	173	382	6.2
Minus: Cost of Rocketbank revenue (exclusive of depreciation and amortization)	412	449	7.3

Rocketbank Net Revenue	(241)	(67)	(1.1)

Corporate and Other Category Revenue	84	245	4.0
Minus: Cost of CO revenue (exclusive of depreciation and amortization)	22	74	1.2

Corporate and Other Category Net Revenue	62	171	2.8

Total Segment Net Revenue	5,818	6,253	101.0

Net Profit	895	688	11.1

Plus:
Depreciation and amortization	241	245	4.0
Other income	109	99	1.6
Foreign exchange gain	(505)	(211)	(3.4)
Foreign exchange loss	430	235	3.8
Loss on formation of associate	27	(180)	(2.9)
Impairment of non-current assets	—	266	4.3
Interest expenses	(3)	38	0.6
Income tax expenses	163	277	4.5
Form F-3 and related expenses	—	79	1.3
Share-based payments expenses	116	73	1.2

Adjusted EBITDA	1,473	1,609	26.0

Adjusted EBITDA margin	25.3%	25.7%	25.7%
Net profit	895	688	11.1
Amortization of fair value adjustments(6)	144	177	2.9
Form F-3 and related expenses	—	79	1.3
Share-based payments expenses	116	73	1.2
Foreign Exchange loss/(gain) from revaluation of cash proceeds received from secondary public offering(7)	(125)	(2)	(0.0)
Impairment of intangible assets	—	266	4.3
Effect of taxation of the above items	(16)	(113)	(1.8)

Adjusted Net Profit	1,014	1,168	18.9

Adjusted Net Profit per share:
Basic	16.48	18.82	0.30
Diluted	16.40	18.74	0.30
Weighted-average number of shares used in computing Adjusted Net Profit per share
Basic	61,539	62,069	62,069
Diluted	61,856	62,332	62,332

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 61.9057 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of December 31, 2019.

(2)	PS Payment Revenue represents payment processing fees, which primarily consists of the merchant and consumer fees charged for the payment transactions.
(3)

Cost of PS Payment Revenue (exclusive of depreciation and amortization) primarily consists of transaction costs to acquire payments from our customers payable to agents, mobile operators, international payment systems and other parties.

(4)

PS Other Revenue primarily consists of revenue from fees for inactive accounts and unclaimed payments, interest revenue, revenue from overdrafts provided to agents, rent of space for kiosks, cash and settlement services and advertising.

(5)

Cost of PS Other Revenue (exclusive of depreciation and amortization) primarily consists of direct costs associated with other revenue and other costs, including but not limited to: costs of call-centers and advertising commissions.

(6)	Amortization of fair value adjustments primarily includes the effect of the acquisition of control in Contact and Rapida.
(7)

The Forex loss on SPO funds as presented in the reconciliation of Net Profit to Adjusted Net Profit differs from the Foreign exchange loss and Foreign exchange gain in the reconciliation of Net Profit to Adjusted EBITDA as the latter includes all the foreign exchange losses/(gains) for the period, while the former only include the foreign exchange loss/(gain) on the US dollar amount, which we received at SPO.

QIWI plc.

Reconciliation of IFRS to Non-IFRS Operating Results

(in millions, except per share data)

	Full Year ended (unaudited)
	December 31, 2018	December 31, 2019	December 31, 2019
	RUB	RUB	USD(1)
Revenue	30,610	39,336	635.4
Minus: Cost of revenue (exclusive of depreciation and amortization)	10,953	16,160	261.0

Total Adjusted Net Revenue	19,657	23,176	374.4

Segment Net Revenue
Payment Services Segment Revenue	26,649	34,700	560.5
PS Payment Revenue (2)	23,694	30,736	495.6
Minus: Cost of PS Payment Revenue (exclusive of depreciation and amortization)(3)	9,324	12,633	204.1

PS Payment Adjusted Net Revenue	14,370	18,103	292.4

PS Other Revenue (4)	2,955	3,965	64.0
Minus: Cost of PS Other Revenue (exclusive of depreciation and amortization)(5)	828	1,103	17.8

PS Other Adjusted Net Revenue	2,127	2,862	46.2

Payment Services Segment Net Revenue	16,497	20,965	338.7

Consumer Financial Services Segment Revenue	558	1,575	25.4
Minus: Cost of CFS revenue (exclusive of depreciation and amortization)	173	236	3.8

Consumer Financial Services Segment Net Revenue	385	1,339	21.6

SME Revenue	3,045	1,170	18.9
Minus: Cost of SME revenue (exclusive of depreciation and amortization)	129	180	2.9

SME Net Revenue	2,916	990	16.0

Rocketbank Revenue	180	1,339	21.6
Minus: Cost of Rocketbank revenue (exclusive of depreciation and amortization)	443	1,829	29.5

Rocketbank Net Revenue	(263)	(490)	(7.9)

Corporate and Other Category Revenue	178	552	8.9
Minus: Cost of CO revenue (exclusive of depreciation and amortization)	56	180	2.9

Corporate and Other Category Net Revenue	122	372	6.0

Total Segment Net Revenue	19,657	23,176	374.4

Net Profit	3,626	4,887	78.9

Plus:
Depreciation and amortization	864	1,324	21.4
Other income and expenses, net	181	91	1.5
Foreign exchange gain	(1,311)	(905)	(14.6)
Foreign exchange loss	1,049	1,077	17.4
Loss on formation of associate	46	(258)	(4.2)
Impairment of non-current assets	—	792	12.8
Interest income and expenses, net	(17)	56	0.9
Income tax expenses	875	1,492	24.1
Form F-3 and related expenses	—	79	1.3
Share-based payments expenses	635	464	7.5

Adjusted EBITDA	5,948	9,099	147.0

Adjusted EBITDA margin	30.3%	39.3%	39.3%
Net profit	3,626	4,887	78.9
Amortization of fair value adjustments(6)	369	479	7.7
Form F-3 and related expenses	—	79	1.3
Share-based payments expenses	635	464	7.5
Foreign Exchange loss/(gain) from revaluation of cash proceeds received from secondary public offering(7)	(433)	130	2.1
Impairment of non-current assets	—	792	12.8
Effect of taxation of the above items	(60)	(152)	(2.4)

Adjusted Net Profit	4,137	6,679	107.9

Adjusted Net Profit per share:
Basic	67.60	108.10	1.75
Diluted	67.03	107.27	1.73
Weighted-average number of shares used in computing Adjusted Net Profit per share
Basic	61,203	61,788	61,788
Diluted	61,725	62,264	62,264

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 61.9057 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of December 31, 2019.

(2)	PS Payment Revenue represents payment processing fees, which primarily consists of the merchant and consumer fees charged for the payment transactions.
(3)

Cost of PS Payment Revenue (exclusive of depreciation and amortization) primarily consists of transaction costs to acquire payments from our customers payable to agents, mobile operators, international payment systems and other parties.

(4)

PS Other Revenue primarily consists of revenue from fees for inactive accounts and unclaimed payments, interest revenue, revenue from overdrafts provided to agents, rent of space for kiosks, cash and settlement services and advertising.

(5)

Cost of PS Other Revenue (exclusive of depreciation and amortization) primarily consists of direct costs associated with other revenue and other costs, including but not limited to: costs of call-centers and advertising commissions.

(6)	Amortization of fair value adjustments primarily includes the effect of the acquisition of control in Contact and Rapida.
(7)

The Forex loss on SPO funds as presented in the reconciliation of Net Profit to Adjusted Net Profit differs from the Foreign exchange loss and Foreign exchange gain in the reconciliation of Net Profit to Adjusted EBITDA as the latter includes all the foreign exchange losses/(gains) for the period, while the former only include the foreign exchange loss/(gain) on the US dollar amount, which we received at SPO.

QIWI plc.

Other Operating Data

	Three months ended (unaudited)
	As of December 31, 2018	As of December 31, 2019	As of December 31, 2019
	RUB	RUB	USD (1)
Payment Services Segment key operating metrics
Payment volume (billion)(2)	328.9	400.5	6.5

E-commerce	85.4	110.6	1.8
Financial services	72.1	81.4	1.3
Money remittances	118.9	156.2	2.5
Telecom	42.1	42.7	0.7
Other	10.4	9.6	0.2

Payment adjusted net revenue (million)(3)	4,118.4	4,839.5	78.2

E-commerce	2,423.6	2,763.7	44.6
Financial services	282.3	332.8	5.4
Money remittances	1,159.3	1,490.9	24.1
Telecom	191.1	192.5	3.1
Other	62.1	59.6	1.0

Payment Average Adjusted Net Revenue Yield(4)	1.25%	1.21%	1.21%

E-commerce	2.84%	2.50%	2.50%
Financial services	0.39%	0.41%	0.41%
Money remittances	0.98%	0.95%	0.95%
Telecom	0.45%	0.45%	0.45%
Other	0.60%	0.62%	0.62%

Payment Services Segment Net Revenue Yield	1.43%	1.37%	1.37%
Active kiosks and terminals (units)(5)	143,690	134,280	134,280
Active Qiwi Wallet accounts (million)(6)	20.8	22.5	22.5

Consumer Financial Services Segment key operating metrics
Payment volume (million)(7)	5.8	9.8	0.2
CFS Segment Net Revenue Yield	3.44%	4.81%	4.81%

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 61.9057 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of December 31, 2019.
(2)

Payment Services Segment payment volume by market verticals and consolidated payment volume consist of the amounts paid by our customers to merchants or other customers included in each of those market verticals less intra-group eliminations. The methodology of payment volumes allocation between different market verticals in Contact and Rapida may differ from the methodology used by QIWI. We therefore retain the right to restate the presented volumes, net revenues and net revenue yields data in case the methodology of Contact and Rapida will be brought in conformity with the methodology used by QIWI.

(3)

PS Payment Adjusted Net Revenue is calculated as the difference between PS Payment Revenue and PS Cost of Payment Revenue (excluding D&A). PS Payment Revenue primarily consists of merchant and consumer fees. Cost of PS Payment Revenue primarily consists of commission to agents.

(4)	Payment Average Adjusted Net Revenue Yield is defined as PS Payment adjusted net revenue divided by Payment Services payment segment volume.
(5)

We measure the numbers of our kiosks and terminals on a daily basis, with only those kiosks and terminals being taken into calculation through which at least one payment has been processed during the day, which we refer to as active kiosks and terminals. The period end numbers of our kiosks and terminals are calculated as an average of the number of active kiosks and terminals for the last 30 days of the respective reporting period.

(6)	Active Qiwi Wallet accounts calculated on a yearly basis, i.e. an active account is an account that had at least one transaction within the last 12 months from the reporting date.
(7)

Consumer Financial Services segment payment volume consists of the transaction amounts paid by SOVEST card customers to merchants offline and online (including, but not limited to the partner-merchants) or withdrawn through ATMs less the amount returned for corresponding reimbursements.

QIWI plc.

Other Operating Data

	Full year ended (unaudited)
	As of December 31, 2018	As of December 31, 2019	As of December 31, 2019
	RUB	RUB	USD (1)
Payment Services Segment key operating metrics
Payment volume (billion)(2)	1,381.1	1,488.6	24.0

E-commerce	263.4	410.6	6.6
Financial services	250.6	325.6	5.3
Money remittances	405.9	549.1	8.9
Telecom	172.1	165.0	2.7
Other	46.1	38.3	0.6

Payment adjusted net revenue (million)(3)	14,370.0	18,103.0	292.4

E-commerce	8,243.1	10,414.8	168.2
Financial services	1,126.3	1,207.3	19.5
Money remittances	3,961.1	5,534.2	89.4
Telecom	774.6	721.9	11.7
Other	265.0	224.7	3.6

Payment average adjusted net revenue yield(4)	1.26%	1.22%	1.22%

E-commerce	3.13%	2.54%	2.54%
Financial services	0.45%	0.37%	0.37%
Money remittances	0.98%	1.01%	1.01%
Telecom	0.45%	0.44%	0.44%
Other	0.57%	0.59%	0.59%

Payment Services Segment Net Revenue Yield	1.45%	1.41%	1.41%
Active kiosks and terminals (units)(5)	143,690	134,280	134,280
Active Qiwi Wallet accounts (million)(6)	20.8	22.5	22.5

Consumer Financial Services Segment key operating metrics
Payment volume (billion)(7)	15.9	27.8	0.4
CFS Segment Net Revenue Yield	2.42%	4.82%	4.82%

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 61.9057 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of December 31, 2019.
(2)

Payment Services Segment payment volume by market verticals and consolidated payment volume consist of the amounts paid by our customers to merchants or other customers included in each of those market verticals less intra-group eliminations. The methodology of payment volumes allocation between different market verticals in Contact and Rapida may differ from the methodology used by QIWI. We therefore retain the right to restate the presented volumes, net revenues and net revenue yields data in case the methodology of Contact and Rapida will be brought in conformity with the methodology used by QIWI.

(3)

PS Payment Adjusted Net Revenue is calculated as the difference between PS Payment Revenue and PS Cost of Payment Revenue (excluding D&A). PS Payment Revenue primarily consists of merchant and consumer fees. Cost of PS Payment Revenue primarily consists of commission to agents.

(4)	Payment Average Adjusted Net Revenue Yield is defined as PS Payment adjusted net revenue divided by Payment Services payment segment volume.
(5)

We measure the numbers of our kiosks and terminals on a daily basis, with only those kiosks and terminals being taken into calculation through which at least one payment has been processed during the day, which we refer to as active kiosks and terminals. The period end numbers of our kiosks and terminals are calculated as an average of the number of active kiosks and terminals for the last 30 days of the respective reporting period.

(6)	Active Qiwi Wallet accounts calculated on a yearly basis, i.e. an active account is an account that had at least one transaction within the last 12 months from the reporting date.
(7)

Consumer Financial Services segment payment volume consists of the transaction amounts paid by SOVEST card customers to merchants offline and online (including, but not limited to the partner-merchants) or withdrawn through ATMs less the amount returned for corresponding reimbursements.